EXHIBIT 99.1

American Lithium Announces Positive Preliminary Economic Assessment for TLC, Base Case – After-tax NPV8% US$3.26 Billion & After-tax IRR of 27.5%

VANCOUVER, British Columbia, Feb. 01, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) is pleased to announce the results of its maiden Preliminary Economic Assessment (“PEA”) for the Tonopah Lithium Claims (“TLC”) project located in the Esmerelda lithium district northwest of Tonopah, Nevada. This independent PEA was completed jointly by DRA Global and Stantec Consulting Ltd. (“Stantec”) and demonstrates that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate (“LCE” or “Li2CO3”) with the potential to produce either battery grade LCE or lithium hydroxide (“LiOH”). The PEA base case envisions an initial 4.4 Million tonnes per annum (“Mtpa”) processing throughput expanding to 8.8Mtpa. The PEA alternative case is identical, but with added production of high purity magnesium sulfate as a by-product over life of operations. Unless otherwise stated, all dollar figures are in US currency.

TLC PEA Highlights (Base Case – Ramp-up Production Li only production):

  Pre-tax Net Present Value (“NPV”)8% $3.64 billion at $20,000/tonne (“t”) LCE
  After-tax NPV8% $3.26 billion at $20,000/t LCE
  Pre-tax Internal Rate of Return (“IRR”) of 28.8%
  After-tax IRR of 27.5%
  PEA mine and processing plan produces 1.46 Mt LCE LOM over 40 years
  Pre-tax initial capital payback period 3.6 years; after-tax payback 3.8 years
  Average LOM annual pre-tax cash flow: $435 million; annual after tax cash flow: $396 million
  Initial Capital Costs (“Capex”) estimated at $819 million
  Total Capex estimated at $1,431 million; Sustaining Capital estimated at $792 million
  Operating cost (“Opex”) estimated at $7443/t LCE inclusive of power credits

Simon Clarke, CEO of American Lithium, states, “We are extremely pleased to announce a very robust maiden PEA for TLC. Our team has worked hard and spent considerable time getting an in-depth understanding of TLC mineralization and the best way to recover high purity lithium utilizing conventional processing methods with the latest techniques and best in class plant and equipment. A significant portion of the processing work has been done to pre-feasibility levels as we believe this will help us move quickly through the next phases of development. At 99.4% LCE purity, TLC offers the capability to produce either battery grade lithium carbonate or hydroxide with minimal additional refining.

In this PEA, we showcase a long mine-life utilizing only the highest-grade sections of the deposit, with the potential for additional production ramp-up and mine life utilizing our mid-grade and lower grade sections. Not only are the economics very strong for high purity lithium production, but TLC also has the potential to produce high purity magnesium sulfates as by-products for agriculture and other end uses. As shown in the PEA, even assuming conservative pricing, these by-products can add significant economic value. At the same time, we have focused our work on ensuring we continue to minimize environmental impacts and water usage in the mining, processing and production of lithium from TLC.”

TLC PEA Highlights (Alternate Case – Ramp-Up Production Li + Magnesium Sulfate production):

  Identical LCE production scenario, but with added LOM average production of 1,681,856 tpa of magnesium sulfate (“MgSO4” - monohydrate and heptahydrate) by-products;
  Pre-tax Net Present Value (“NPV”)8% $6.06 billion at $20,000/t LCE & $150/t MgSO4;
  After-tax NPV8% $5.16 billion at $20,000/t LCE & $150/t MgSO4;
  Pre-tax Internal Rate of Return (“IRR”) of 38.6%
  After-tax IRR of 36.0%
  Pre-tax initial capital payback period 3.5 years; after-tax payback 3.7 years
  Average LOM pre-tax annual cash flow: $684 million; annual after tax cash flow: $591 million
  Initial Capital Costs (“Capex”) estimated at $827 million
  Total Capex estimated at $1439 million; Sustaining Capital estimated at $763 million
  Operating cost (“Opex”) estimated at $7443/t LCE inclusive of power credits
  Operating cost (“Opex”) estimated at $817/t LCE, inclusive of power & MgSO4 credits
  PEA mine plan produces 1.46 Mt LCE and 64.9 Mt MgSO4 LOM over 40 years

Mine Life & Production

  Simple truck and shovel open pit mining of the shallow resource underpins the scalable, long-life, lithium project producing approximately 24,000 tpa LCE over Years 1-6 expanding to 48,000 tpa LCE production for Years 7-19 years when mining ceases. Rehandling of the >1,000 parts per million (“ppm”) stockpile allows production to continue for Years 20-40.
  Average LOM Production of approximately 38,000 tpa LCE for 40 years.
  Targeted 1,400 ppm Li average feed grade pit-constrained resource supports mining for 19 years and processing >1,000 ppm Li stockpile for an additional 21 years.
  1,400 ppm feed material beneficiation increases the head grade to leaching to 2,000 ppm Li.
  LOM Strip Ratio (Waste:Ore) of 0.93:1 with a maximum final pit depth of ~325-350’, well above the water table depth.
  Where possible progressive reclamation of mining areas is planned along with in-pit back-filling of waste rock and filtered tailings.
  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LCE or LiOH.

    PEA study estimates that for an additional $100M (Installed) Capex, and $406/t LCE Opex, a final conversion and refining processing step will enable the production of battery grade LiOH; or
    End users have the flexibility of acquiring high purity LCE from TLC and converting it themselves to whichever product is required.
  Magnesium sulphate (monohydrate) is an increasingly important fertilizer add-on product with a large and growing global market. High-purity hydrated products (heptahydrate & epsom salts) are used in the food, personal care and water quality industries.

Table 1 – TLC Project PEA Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$20,000	$20,000
Life of Mine	years	40	40
Processing Rate P1 / P2[1]	ROM Mtpa	4.4 / 8.8	4.4 / 8.8
Average Throughput (LOM)	tpa	8,112,415	8,112,415
LCEProduced (average LOM)[1]	tpa	38,157	38,157
P1 LCE Production (steady state)	tpa	24,000	24,000
P2 LCE Production (steady state)	tpa	48,000	48,000
LCE Produced (total LOM)[1]	tonnes	1,462,913	1,462,913
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	7,443	817
MgSO4 Produced (average LOM)[1]	tpa	n/a	1,663,213
MgSO4 Selling Price	$/tonne	n/a	150
Gross Revenue incl. Power & MgSO4 Credits	$ B	29.7	39.4
Capital Cost (CAPEX)[3] P1	$ M	819	827
Capital Cost (CAPEX)[3] LOM	$ M	1,431	1,439
Sustaining Capital Costs (undiscounted)	$ M	792	763
Project Economics
Pre-tax:
Net Present Value (NPV) (8%)	U$ M	3,642	6,056
Internal Rate of Return (IRR)%		28.8	38.6
Initial Payback Period (undiscounted)	years	3.6	3.6
Average Annual Cash Flow (LOM)	$ M	435	684
Cumulative Cash Flow (undiscounted)	$ M	16,147	25,860
After-tax:[4]
Net Present Value (NPV)8%) Post-Tax	$ M	3,261	5,157
Internal Rate of Return (IRR) Post-Tax	%	27.5	36.0
Payback Period (undiscounted)	years	3.8	3.7
Average Annual Cash Flow (LOM)	$ M	396	591
Cumulative Cash Flow (undiscounted)	$ M	14,617	22,219

Notes:

  Production: base case is 2 phases, 4.4Mtpa and 8.8Mtpa throughput; alternative case is identical, but with production of magnesium sulfate co-product over life of operations.
  Includes all operating expenditures with credit for excess power and revenue from MgSO4 production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.
  Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).
  Tax calculation estimates were completed by Mining Tax Plan LLP, and include Federal Taxes, all Nevada State taxes and royalties and Nye County Property tax estimates, and available producer tax credits.

Sensitivities

The project is most sensitive to LCE price and process costs, but relatively far less sensitive to capital costs and mining costs, in descending order of affect (see Table 2, and Figures 1 and 2, below).

Table 2 - TLC Project Metal Pricing NPV8% and IRR Sensitivity

Sensitivity ($)/t	-30%	-20%	-10%	Base Case $20,000/t	10%	20%	30%
Pre-tax NPV8% (millions)	$1,243	$2,042	$2,842	$3,641	$4,441	$5,240	$6,040
Pre-tax IRR (%)	16.3	20.7	24.9	28.8	32.5	36.0	39.4

Figure 1 - Base Case Pre-Tax NPV8 Sensitivity Graph

Figure 2 - Base Case Pre-Tax IRR Sensitivity Graph

Mining

Based on the analysis completed by Stantec, the TLC Project is highly amenable for development by conventional open pit truck and shovel operation. The Base Case and Alternative Case have identical LOM production plans and schedules.

Table 3 - Mining Rates

Parameter	Unit	Value
Mine Production Life	Years	40 (includes 2-year production ramp up)[1]
Material mined	Mt	607
ROM head grade to beneficiation	ppm Li	1400
Head Grade to Leach	ppm Li	2000
Recovered LCE	LOM Mt	1.41
Waste	LOM Mt	292.5
Total Mineralize Material throughput	LOM Mt	315.3
Strip Ratio (LOM)	(tw:to)	0.93
  2 years construction, including 1 year Capitalized pre-production mining; 2-year production ramp-up with 75% nameplate in Year 2.

Table 4 - Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	LOM
($ millions)
Mining (pre-strip and capital)	56.3	-	56.3
Processing plant - Direct costs	424.5	228.8	653.3
Processing plant/mine – Infrastructure	45.9	sustaining	45.9
Tailings & bulk infrastructure[1]	49.8	sustaining	49.8
Total Direct Costs	576.5	228.8	805.3
Total Indirect Costs (Process Plant)[2]	181.9	316.8	498.7
Contingency (Process Plant)10%	60.6	54.7	115.3
Closure Costs (captured in sustaining)	-	-	25
TOTAL – Li Only Base Case	819.0	600.3	1,431
Added Plant Capex for MgSO4 Production	23.8	23.8	47.6
TOTAL – Li + MgSO4 (includes tailings savings)	827.0		1,439
Sustaining Capital Costs – Li only	-	-	765.5
Sustaining Capital Costs – Li + MgSO4	-	-	735.9
  Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM
  Includes EPCM, spares, insurances, owners’ team.

Flat 24,000 t LCE Production Scenarios

As part of the PEA modeling and design work, DRA Global and Stantec were also requested to evaluate flat 24,000 t/year LCE production scenarios without any production ramp-up using the identical 1,400 ppm Li feed scenario. The flat scenarios both have 20 years of mining followed by processing of stockpiled material for Years 21 to 36.

The two additional scenarios are as follows:

  Case 3: Flat 24 kt/a LCE – Stand-alone Li-only production
  Case 4: Flat 24 kt/a LCE – Li and Magnesium Sulfate co-production
Table 5 – Capital and Operating Cost Estimates
Case	Initial Capital (millions US$)	LOM Capital (millions US$)	US$/t LCE with power credit	US$/t LCE with MgSO4 credit
Base Case	819	1431	7429	-
Alternate Case	827	1439	7429	843
Case 3	813	813	7543	-
Case 4	822	822	7543	1,330

Table 6 – Financial Model Estimate Results Comparison

	Recovered LCE	Recovered MgSO4	Pre-Tax Comparison
Case	t/a average	kt/a average	NPV (M US$)	IRR (%)
Base Case	38,157	0	$3,629	28.8%
Alternate Case	38,157	1,681	$6,030	38.6%
Case 3	21,930	0	$2,136	27.5%
Case 4	21,930	909	$3,592	38.2%

Qualified Persons
Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Ltd., Independent Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), have prepared or supervised the preparation of, or have reviewed and approved, the scientific and technical data pertaining to the Mineral Resource estimates contained in this release.

Satjeet Pander, P.Eng. and Sean Ennis, P.Eng of Stantec Consulting Ltd., Independent Qualified Persons as defined by NI 43-101, have prepared or supervised the preparation of, or have reviewed and approved, the scientific and technical data pertaining to mining, mine scheduling, and tailings management contained in this release.

John Joseph Riordan, BSc, CEng, FAuslMM, MIChemE, RPEQ, of DRA Pacific (Pty) Ltd., and Valentine Eugene Coetzee, BEng, Meng, P.Eng. of DRA Projects SA Pty Ltd., Independent Qualified Persons as defined by NI 43-101, have prepared or supervised the preparation of, or have reviewed and approved the scientific and technical metallurgical information and financial modelling results contained in this news release.

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has also reviewed and approved the scientific and technical information contained in this news release.

In accordance with NI 43-101, the Company intends to file the completed technical report on the PEA under the Company's profile on SEDAR (www.sedar.com) and on the Company's website within 45 days from the date of this news release.

About DRA Global Limited (ASX: DRA | JSE: DRA), as lead engineer, is a diversified global engineering, project delivery and operations management group headquartered in Perth, Australia, with an impressive track record completing over 300 unique projects worldwide spanning more than three decades. Known for its collaborative approach and extensive experience in project development and delivery, as well as turnkey operations and maintenance services, DRA Global delivers optimal solutions that are tailored to meet clients’ needs. DRA Global, through its subsidiary, DRA Met-Chem, has a team of lithium process and metallurgical experts that identify the process requirements through flowsheet development and process equipment is selected to minimize costs and ensure plant efficiency.

About Stantec Consulting Ltd., a full-service engineering and consulting firm, has extensive experience in surface mineable stratiform deposits in North American and internationally. Stantec has been involved in the evaluation and design of several lithium projects with services spanning from environmental studies, geological modeling, resource and reserve estimates, mining engineering, hydrology and hydrogeology, geotechnical engineering, and tailings, waste, and water management facility design. The company specializes in helping mining companies to reach their net zero mining goals.

About Mining Tax Plan LLP. Mining Tax Plan LLC specializes in U.S. federal and state income taxation including foreign income taxation of precious metal, non-metallic ores, coal and quarry mining companies. They have extensive experience with extractive and natural resource industries and have provided consulting services to clients in such areas as mergers and acquisitions, corporate distributions, restructuring and foreign investment. In addition, they specialize in state mineral property and severance taxes in Alaska, Arizona, California, Colorado, Idaho, Montana, Nevada and Utah.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 28, 2022, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.

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